UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES					OMB Number:3235-0101 Expires: May 13, 2017 Estimated average burden hours per response…….….1.00
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION:Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale
or executing a sale directly with a market maker.					CUSIP NUMBER

1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT.NO.	(c) S.E.C. FILE NO.	WORK LOCATION

Natural Alternatives International, Inc.			84-1007839	000-15701
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
	c/o 1535 Faraday Avenue	Carlsbad	California	92008	(760)	744-7340
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD		(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
			c/o 1535 Faraday Avenue	Carlsbad	California	92008
Mark LeDoux and persons whose sales are required by Rule 144 to be aggregated as follows:		Mark LeDoux is an officer, director and 10% stockholder.
(i)	Mark LeDoux individually;
(ii)	Mark LeDoux & Julie LeDoux as JTWROS;
(iii)	LeDoux Family Limited Partnership, of which Mark LeDoux is General Partner;	Julie LeDoux is a member of the immediate family of Mark LeDoux.
(iv)	Descendants Trust Created under the LeDoux Family Trust, of which Mark LeDoux is Trustee; and
(v)	Marie LeDoux Foundation, of which Mark LeDoux is President.

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares Or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares Or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Wells Fargo Advisors 12531 High Bluff Drive, # 400 San Diego, CA 92130		11,389	$138,945.80 (as of November 7, 2016)	6,872,591	November 9, 2016	NASDAQ
Common Stock	Roth Capital Partners 888 San Clemente Drive Newport Beach, CA 92660		54,908	$669,877.60 (as of November 7, 2016)	6,872,591	November 9, 2016	NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2.	(a)	Name of person for whose account the securities are to be sold		(f)	Approximate date on which the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)

TABLE I – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	2/1/1995	Market Purchase	Market Purchase	11,389	2/1/1995	Cash

Common Stock	12/10/2002	Contribution	Marie LeDoux Unknown	54,908	Unknown[1]	Gift

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS: (1) Payment for shares received by donation on 12/10/2002 was made at an unknown time prior to that date.

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

____________11/7/2016________________________________	/s/ Mark LeDoux, authorized signatory for each of the persons listed in box 2(a) above
DATE OF NOTICE	/s/ Julie LeDoux, solely with respect to the person listed in box 2(a)(ii) above
(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,

IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)